Exhibit 99.1

Claude Resources Inc. Continues to Outline Gold Mineralization at Santoy Region

"5.52 Grams of Gold per Tonne Over 15.9 Metres True Width at Santoy 8 Gold Mine and 17.33 grams of Gold per Tonne over 4.0 Metres at Santoy Gap"

Trading Symbols
TSX - CRJ
NYSE Amex - CGR

SASKATOON, March 21 /CNW/ - Claude Resources Inc. (TSX-CRJ) (NYSE Amex-CGR) ("Claude" or the "Company") today reported exploration results from its underground and surface drill programs at the 100 percent owned Santoy 8 Gold Mine and from the Santoy Gap located north of the Santoy 8 Gold Mine. Highlights from the drill programs include:

•	5.81grams of gold (cut) per tonne over 14.8 metres true width (hole Joy-10-512);
•	5.52 grams of gold (cut) per tonne over 15.9 metres true width (hole Joy-10-515);
•	9.56 grams of gold (cut) per tonne over 5.2 metres true width (hole Joy-10-532);
•	17.33 grams of gold (uncut) per tonne over 4.0 metres width (Joy-10-499).

HOLE #	ZONE INTERSECTION				GRADE g/T(uncut)	GRADE g/T(cut)	TRUE WIDTH (m)
	NAME (Target)	FROM	TO	LENGTH (m)
SUG-10-019	8b	146.70	150.00	3.30	7.66	7.66	3.3
SUG-10-022	8a	131.00	135.00	4.00	6.37	6.37	3.9
SUG-10-031	8a	215.70	219.40	3.70	7.98	7.98	2.3
SUG-10-031	8b	161.10	165.20	4.10	4.92	4.92	3.9
SUG-10-034	8a	146.80	149.40	2.60	6.51	6.51	2.1
SUG-10-040	8a	195.30	199.50	4.20	14.04	14.04	2.7
Joy-10-505	8f	194.50	201.50	7.00	5.44	5.44	5.2
Joy-10-506	8f	68.63	85.42	16.79	4.02	4.02	15.6
Joy-10-512	8f	127.08	148.00	20.92	6.77	5.81	14.8
Joy-10-515	8f	140.00	157.50	17.50	5.52	5.52	15.9
Joy-10-516	8f	190.45	200.12	9.67	4.38	4.38	6.3
Joy-10-519	8f	47.85	62.50	14.65	3.47	3.47	13.8
Joy-10-522	8f	78.08	83.04	4.96	5.81	5.81	4.9
Joy-10-522	8f	177.45	190.73	13.28	3.79	3.79	10.7
Joy-10-526	8g	161.58	172.00	10.42	4.25	4.25	7.0
Joy-10-532	8f	206.00	213.00	7.00	21.50	9.56	5.2
Joy-10-495*	Gap	316.93	319.33	2.40	8.78	-	-
Joy-10-497*	Gap	141.50	143.00	1.50	7.04	-	-
Joy-10-499*	Gap	175.00	179.00	4.00	17.33	-	-
Joy-10-500*	Gap	58.00	59.00	1.00	10.32	-	-
*Santoy Gap drilling is regional in nature and as such has insufficient data to develop a cutting factor. True widths of the Santoy Gap drilling are approximately 80 to 90 percent of drilled width.

Speaking today in Saskatoon, Philip Ng, Vice President, Mining Operations stated, "The above average widths at Santoy 8 and the regional potential demonstrated by the regional Gap drilling are very encouraging and will positively impact the economics of mining the deposit. Future drill programs will continue to delineate and expand the resource at depth and along strike."

Santoy 8 Production Update

Pre-production development progressed better than expected at Santoy 8 during the fourth quarter with sill development on the 3rd, 5th, 7th, 8th and 10th Levels and the completion of the first ventilation raise to surface.  Over the life of mine plan for the Seabee Operation, the Company anticipates the Santoy 8 Project to provide up to 50 percent of the overall feedstock to the Seabee Operation's central Milling Facility and anticipates this contribution to be a positive catalyst in improving production and lowering unit operating costs at the Seabee Operation.  Management expects Santoy 8 to attain commercial production status during the first half of 2011.

Please visit www.clauderesources.com for plan maps of the Seabee Operations, the Santoy 8 Gold Mine and Santoy Gap.

Claude Resources Inc. is a public company based in Saskatoon, Saskatchewan, whose shares trade on the Toronto Stock Exchange (TSX-CRJ) and the NYSE Amex (NYSE Amex-CGR). Claude is a gold exploration and mining company with an asset base located entirely in Canada. Since 1991, Claude has produced over 930,000 ounces of gold from its Seabee mining operation in northeastern Saskatchewan. The Company also owns 100 percent of the 10,000 acre Madsen property in the prolific Red Lake gold camp of northwestern Ontario and has a 65 percent working interest in the Amisk Gold Project in northeastern Saskatchewan.

Samples were assayed by Claude Resources Inc.'s non-accredited assay lab at the Seabee mine site and/or TSL Laboratories in Saskatoon. Duplicate check assays for assays completed at the Seabee mine were conducted at site as well as at TSL Laboratories in Saskatoon. Results of the spot checks were consistent with those reported. Sampling interval was established by minimum or maximum sampling lengths and geological and/or structural criteria. Minimum sampling length was 0.3 metres while the maximum was 1.0 metre. 200 gram samples were pulverized until greater than 80 percent passes through 150 mesh screen. 30 gram pulp samples were then analyzed for gold by fire assay with gravimetric finish (0.01 grams per tonne detection limit). A top cut of 30 grams per tonne was used to determine cut grades. Philip Ng, P.Eng, Vice President, Mining Operations and Brian Skanderbeg, P.Geo., Vice President, Exploration, Qualified Persons, have reviewed the contents of this news release for accuracy.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

This Press Release may contain 'forward-looking' statements regarding the plans, intentions, beliefs and current expectations of the Company, its directors, or its officers with respect to the future business activities and operating performance of the Company.  The words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions, as they relate to the Company, or its management, are intended to identify such forward-looking statements.  Investors are cautioned that any such forward-looking statements are not guarantees of future business activities or performance and involve risks and uncertainties, and that the Company's future business activities may differ materially from those in the forward-looking statements as a result of various factors.  Such risks, uncertainties and factors are described in the periodic filings with the Canadian securities regulatory authorities, including the Company's Annual Information Form and quarterly and annual Management's Discussion & Analysis, which may be viewed on SEDAR at www.sedar.com.  Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected.  Although the Company has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not anticipated, estimated or intended.  The Company does not intend, and does not assume any obligation, to update these forward-looking statements.

%CIK: 0001173924

For further information:

Brian Skanderbeg, Vice President, Exploration
Phone: (306) 668-7505
or
Philip Ng, P.Eng, Vice President, Mining Operations
Phone: (306) 668-7505

Email: ir@clauderesources.com
Website: www.clauderesources.com

CO: CLAUDE RESOURCES INC.

CNW 12:07e 21-MAR-11